EXHIBIT D-3(b)

                            COMMONWEALTH OF KENTUCKY

                      BEFORE THE PUBLIC SERVICE COMMISSION


In the Matter of:

     THE APPLICATION OF THE UNION      )
     LIGHT, HEAT AND POWER             )    CASE NO. 2001-058
     COMPANY FOR CERTAIN FINDINGS      )
     UNDER 15 U.S.C.ss.79Z             )


                                      ORDER


         On March 9, 2001, The Union Light, Heat and Power Company ("ULH&P") filed an application setting forth an Offer of Settlement which, if accepted by all parties and the Commission, would freeze retail rates through December 31, 2003, limit rate increases for 3 years thereafter, provide ULH&P with a 5-year wholesale power contract for 2002 through 2006, and resolve a number of rate issues pending in Case Nos. 2000-426 and 2000-517. ULH&P subsequently filed on March 13, 2001 an amended application and Amended Offer of Settlement ("Settlement") which incorporated a number of revisions to its original proposal. ULH&P's application was docketed as Case No. 2001-058 and the Commission, by Order entered March 13, 2001, granted ULH&P's motion to consolidate this case with Case Nos. 2000-426 and 2000-517.

         The parties to these consolidated cases include the Attorney General's Office of Rate Intervention, Newport Steel Corporation, and the Kroger Company. A public hearing was held at the Commission's offices on March 20, 2001, and notice of the hearing was published by ULH&P in newspapers throughout its service territory. Each of the parties filed a written statement expressing agreement with and support of the Settlement.

                                   BACKGROUND

         ULH&P is a combination gas and electric utility which provides retail electric distribution service to approximately 122,000 customers in parts of the northern Kentucky counties of Boone, Campbell, Grant, Kenton, and Pendleton. ULH&P is a wholly owned subsidiary of Cincinnati Gas & Electric Company ("CG&E") which is, in turn, a wholly owned subsidiary of Cinergy Corp. ("Cinergy"), a registered public utility holding company. CG&E is engaged in the generation, transmission, and distribution of electric energy in and around Cincinnati, Ohio and provides wholesale generation and transmission service to ULH&P. While ULH&P's retail service and rates are subject to the regulatory jurisdiction of this Commission, CG&E's wholesale generation and transmission service to ULH&P is subject to the exclusive jurisdiction of the Federal Energy Regulatory Commission ("FERC").

         ULH&P owns no generating facilities and its transmission facilities are only capable of moving power within its service territory for distribution purposes, as opposed to performing any traditional transmission functions. Under normal operating conditions, ULH&P's transmission system is interconnected only with CG&E. For decades ULH&P has satisfied the electrical requirements of its retail customers by purchasing all of its power and transmission needs from CG&E. These purchases have been made pursuant to a succession of full-requirements contracts which contain a demand and energy charge reflecting a bundled rate for both generation and transmission service. ULH&P's existing full-requirements contract with CG&E has a 10-year term which will expire on January 1, 2002. Although the contract provides that it will automatically continue for successive 1-year terms absent a notice of termination, CG&E gave notice of termination on December 15, 2000. Thus, the existing contract will expire on January 1, 2002, with the ULH&P territory then being without electricity from any source.

         For the decades that ULH&P has purchased wholesale power from CG&E, the contract prices have been based on CG&E's embedded cost of generation. This use of cost-of-service-based pricing was for years the touchstone of the rate-making principles followed by FERC. However, in 1996, FERC issued its Order 888 which was designed to promote wholesale competition in the sales of electric energy by requiring utilities to adopt standardized tariffs that offer open-access, nondiscriminatory transmission services.

         In furtherance of these efforts to foster wholesale competition in the sale of electric energy, FERC stated as follows:

                           We also reaffirm our preliminary determination not to
                  impose a regulatory obligation on wholesale requirements suppliers to continue to serve their existing requirements customers beyond the end of the contract term.

 A requirements customer will be responsible for planning to meet its power needs beyond the end of the contract term by either building its own generation, signing a new power sales contract with its existing supplier, or contracting with new suppliers...1

While FERC's policy to promote wholesale competition may well provide substantial financial savings to wholesale customers purchasing electricity from suppliers whose cost of service is above the available market price, it creates severe financial penalties for those customers who have been purchasing from suppliers whose cost of service is below the market price. This is particularly true here in Kentucky where the cost of electricity is among the lowest in the nation.

         The Commission was first informed by CG&E in November 1999 that it was unwilling to continue selling power to ULH&P at cost-of-service rates beyond the January 1, 2002 expiration of the current sales contract. Commission Staff had a number of meetings and discussions with CG&E in an effort to facilitate an extension to the existing cost-of-service contract, but those efforts were unsuccessful. CG&E, the parties to this case, and Commission Staff then commenced negotiations on a new wholesale power contract. After months of intense efforts, the participants agreed in principle to a term sheet, which is embodied in ULH&P#s Settlement.

                            PROPOSED SETTLEMENT TERMS

         ULH&P's proposed Settlement covers a broad range of issues, including:

         1. A 5-year wholesale power supply at rates that are fixed for the contract term at a level that is $14 million above existing cost of service but less than the current and projected market prices.
         2. A freeze of existing retail rates, including a fuel adjustment clause ("FAC") credit of approximately $7.3 million annually, through at least December 31, 2003, with limited rate increases thereafter through December 31, 2006, but only for increases in distribution and retail transmission costs and only if those costs exceed an $8 million floor.
         3. Termination of Case No. 2000-426 by ULH&P withdrawing its request to refund and reduce retail rates for 2000 and 2001 to reflect last year's approximately $8 million annual reduction in CG&E's wholesale demand charges to ULH&P for purchased power.
         4. Concluding Case No. 2000-517, the Commission's 2-year review of ULH&P's FAC, by finding reasonable and consistent with 807 KAR 5:056 in the context of this Settlement ULH&P's retention of base fuel cost overcollections resulting from a lack of synchronization with last year's reduction in CG&E's wholesale base fuel costs to ULH&P.
         5. Entry of necessary findings to enable CG&E to transfer its generating assets to an Exempt Wholesale Generator ("EWG") in accordance with the Public Utility Holding Company Act of 19:35 ("PUHCA"), 15 U.S.C. 7gZ-5a(c), and for the EWG to continue as wholesale electric supplier to ULH&P, also in accordance with PUHCA.
         6. Approval of ULH&P's new tariff, Rider RTP-M, Real Time Pricing-Market Based Rates, for new or expanded loads of 5 MW or more.

                               COMMISSION ANALYSIS

         CG&E owns in excess of 5000 MW of generating capacity located in the Cincinnati/northern Kentucky area. This capacity was constructed for the express purpose of meeting the power needs of retail customers in the combined CG&E/ULH&P service territories of southwestern Ohio/northern Kentucky. All of CG&E's base load capacity is coal-fired, while its peaking units typically operate on natural gas. CG&E is a relatively low-cost energy supplier in the Midwest based on its cost of service to generate electricity. Since FERC has for decades required CG&E's sale of power to ULH&P to be priced at CG&E's cost of service, ULH&P's ratepayers have also been the beneficiary of relatively low electric rates.

         The recent introduction of competition in the wholesale power market seriously jeopardizes ULH&P's low-cost power supply and, unfortunately for northern Kentucky ratepayers, this Commission has no jurisdiction over that issue. Despite the fact that CG&E's generation was planned and built specifically to meet ULH&P's electrical demands, FERC Order 888 extinguishes CG&E's obligation to sell power to ULH&P at cost of service and encourages the power to be sold at a market price. Although CG&E could have extended its existing power contract with ULH&P at a cost-of-service rate, CG&E refused to do so. While market-based pricing may benefit buyers when their suppliers' cost of service exceeds market prices, that situation does not exist for ULH&P and CG&E.

         The Commission applauds the successful efforts of the parties and our Staff to negotiate a new 5-year power contract for ULH&P at below-market rates. However, the fact remains that this new contract is priced above cost of service. This would seem to indicate that the most reasonable and least costly way for a utility like ULH&P to secure a long-term power supply at prices not subject to market volatility is to construct and directly own sufficient generating capacity to meet its load. Clearly, the energy crisis in California has made the rest of the nation acutely aware that exorbitant spikes in electric prices and blackouts are the result of utilities failing to own generating capacity or have under fixed price contract adequate generating capacity. While we sympathize with California and its neighboring states whose power supplies are struggling to keep up with demand, we must take all necessary steps to ensure that ULH&P and the other utilities we regulate have sufficient generation at reasonable prices to meet short-term and long-term energy needs.

         ULH&P has agreed, as part of its proposed Settlement, to file a stand-alone integrated resource plan by June 30, 2004, and to cooperate in good faith in any earlier Commission-initiated review of ULH&P's wholesale power supply alternatives. The Commission believes that reviewing ULH&P's power supply alternatives will be critical to assuring northern Kentucky that it will have a long-term reliable power supply at the lowest reasonable cost. Due to the multi-year lead time that would be necessary for ULH&P to plan and construct generating capacity, the Commission finds that this review must be done sufficiently before the new wholesale contract expires.

                               PROPOSED SETTLEMENT

         In determining whether the terms of the Settlement are reasonable, the Commission has taken into consideration a number of key elements. The Settlement provides for CG&E, or an EWG affiliate, to supply ULH&P all of its power requirements over the next 5 years at a fixed rate that is approximately 9 percent greater than CG&E's current wholesale cost-of-service rate. Freezing CG&E's wholesale power rate for 5 years transfers the risks of both cost and load increases at the generation and wholesale transmission level from ULH&P to CG&E. Based on recent surges in the costs of natural gas and coal used to generate electricity, and the substantial capital investments that CG&E will be required to make in new environmental controls, CG&E's cost of wholesale power could reasonably be expected to rise significantly over the next 5 years even under cost-of-service-based rates.

         Absent the Commission's acceptance of the proposed Settlement, CG&E has stated it will file an application with FERC to adopt a full market price for its power sales to ULH&P. Under that scenario, ULH&P#s cost for power would be substantially higher than under the contract now being proposed. CG&E estimates that, based on broker quotes for on- and off-peak blocks of power for the first 12 months of the new contract, the average price for power would be approximately $41.29 per MWH at market-based rates versus $36.60 per MWH under the proposed contract.2

         Under the terms of the Settlement, the wholesale power costs to ULH&P will be increased by $14 million annually above the power costs incurred during the year 2000. The parties agree that the best way to reflect the increase in wholesale rates to ULH&P is to apply the increase on a revenue basis so the rate design will not be affected. Adopting this proposal will result in the wholesale demand rate increasing from $6,900 per MW to $7,200 per MW, while the energy rate increases from 2.30 cents per KWH to 2.40 cents per KWH. The wholesale transmission rates to be charged by CG&E will be $1.66 per KW plus the ancillary service charges as billed under the FERO-approved ancillary services tariff in effect at the time of filing the application in this case.3

Retail Rates

         The Commission's primary statutory mandate is to ensure that ULH&P's retail rates are fair, just, and reasonable, and it is with this principle in mind that we review the proposed Settlement. Absent the proposed Settlement, ULH&P's retail rates would decline by approximately $8 million annually to track last year's FERO decrease in CG&E's wholesale demand rate.4 This decrease would be temporary, lasting only until ULH&P's existing wholesale contract expires on January 1, 2002. Thereafter, ULH&P would be expected to increase its retail rates to recover the higher cost of wholesale power at a market price. In addition, if the proposed Settlement is not adopted, ULH&P would also be able to file at any time an application to increase retail rates to recover any deficiency in earnings. Since ULH&P's retail rates have not been increased since l992,5 while its net investment in transmission and distribution ("T&D") has increased over $50 million since that time,6 it is reasonable to assume that a rate increase could be justified.

         As a result of accepting the Settlement, ULH&P's ratepayers will forego immediate rate reduction that would have been adopted in Case No. 2000-426 in return for being insulated from any increase in rates due to (I) wholesale power cost increases through the end of 2006; and (2) T&D cost increases through the end of 2003. Furthermore, while ULH&P may file for a rate increase to become effective in 2004 to recover increases in T&D costs, paragraph 8(c) of the Settlement obligates ULH&P to impute approximately $8 million in annual revenues in any such case for rates to be effective prior to 2007.

Another rate issue to be considered is the impact of the Settlement on FAC revenues. ULH&P's base rates recover significantly more fuel costs than are billed CG&E since last year's wholesale rate reduction. ULH&P's failure to properly reflect its true fuel costs in its FAC has resulted in overcollections of approximately $14 million last year and nearly $18 million by the end of this year. To provide ratepayers some credit for these overcollections, ULH&P proposes to utilize a negative FAC factor of .2525 cents per KWH which results in an annual benefit to ratepayers of $7.3 million. This negative FAC factor will become effective upon the date of this Order adopting and approving the proposed Settlement and will continue to be applied every month until the later of December 31, 2003 or the effective date of ULH&P's next general rate adjustment.

         Another favorable aspect of the Settlement is that while retail rates are frozen at least through the end of 2003, ULH&P, any party, or the Commission may initiate a case after July 1, 2003 to adjust ULH&P's rates if earnings are deficient or excessive due to changes in T&D costs. In order to determine ULH&P's earnings for rate-making purposes during the 5 years covered by the new power contract, revenues will be based on ULH&P's actual recorded revenues plus $8 million of imputed revenues, pursuant to paragraph 8(c) of the Settlement. This revenue figure will then be reduced by ULH&P's wholesale generation and transmission costs, which are its actual reported power costs adjusted to reflect the transmission rates as agreed to in the Settlement. The provision for imputing revenues, coupled with the FAC reduction that will be ongoing until an adjustment in T&D rates, will give consumers a $15.3 million cushion before T&D rates can be increased over the last 3 years of the power contract. To ensure proper monitoring of ULH&P's earnings under the Settlement, the Commission will require ULH&P to include certain financial information in its monthly reports to facilitate calculating the adjusted earnings.

EWG Approval

         Under Ohio's recently enacted legislation, CG&E is required to fully separate the provision of noncompetitive retail electric service from the provision of all other services. While CG&E could have adopted any number of business structures to comply with this Ohio requirement, it selected a Corporate Separation Plan under which its electric generating assets will be transferred to an EWG.7 CG&E's Corporate Separation Plan was incorporated into its restructuring Transition Plan, which has been approved by the Public Utilities Commission of Ohio.8 Under PUHCA, the EWG that acquires CG&E's generating assets is prohibited from selling power to ULH&P unless this Commission enters certain findings of fact to authorize the EWG's power sales to ULH&P. The proposed Settlement will require the Commission to make those requisite findings. The specific findings that must be made pursuant to 15 U.S.C. 79Z-5a(k)(2) are that:9

1. The Commission has sufficient regulatory authority, resources, and access to books and records of the electric utility company and any relevant associate, affiliate, or subsidiary company to exercise its regulatory duties.
2.       The transact
     a.   will benefit consumers,
     b.   does not violate any state law,

     c. would not provide the EWG any unfair competitive advantage by virtue of its affiliation or association with the electric utility company, and d. is in the public interest.

         With regard to the Commission's regulatory authority to access the books and records of Cinergy and its affiliates, ULH&P affirmed its prior commitment, made in 1994 in conjunction with Cinergy's acquisition of ULH&P, to provide the Commission access to the books and records of Cinergy and any affiliate or subsidiary controlled by Cinergy for purposes of verifying transactions with ULH&P.10 The Commission finds that this access is sufficient to effectively regulate ULH&P after its power requirements are supplied by an affiliated EWG.

         The Commission further finds that the sale of power to ULH&P by an affiliated EWG created to own CG&E's generating assets does not violate any Kentucky statute or regulation and that such sale will not create any unfair advantage to the EWG by virtue of its affiliation with ULH&P. The record evidence fully supports the Commission's finding that ULH&P's purchase of power from an affiliated EWG will be in the public interest and will benefit consumers. The transfer of CG&E's generating assets to an EWG and the EWG's assumption of CG&E's obligations under the wholesale power contract with ULH&P will not result in any change to the rights or obligations of ULH&P. The transactions should be seamless to ULH&P. CG&E's generating assets are not now, and never have been, subject to this Commission's rate-making jurisdiction. This Commission has never had the authority to set the price at which CG&E sells power to ULH&P, and this situation will continue after the generating assets are transferred to an EWG. Only FERO has the jurisdiction to set the price for wholesale sales of power by investor-owned utilities. As FERC's policy to have wholesale power sold at market-based prices is achieved, the economic forces of supply and demand will impact ULH&P's wholesale power costs with or without the creation of an EWG for CG&E's generation. It is for this reason that a comprehensive integrated resource plan is critical to ensuring that ULH&P's future power supply will be at the lowest reasonable cost.

ULH&P's Future Generating Sources

Included in the proposed Settlement is ULH&P's commitment to file with the Commission a stand-alone integrated resource plan by June 30, 2004, including a post- contract supply plan. This will allow the Commission and interested parties an opportunity to determine ULH&P's future sources of power supply, including the acquisition of generating assets, prior to the expiration of its new 5-year contract on January 1, 2007. ULH&P further agreed to cooperate in good faith in any review of its power supply alternatives initiated by the Commission prior to June 30, 2004.1111

         Although the negotiations among the parties to this proceeding have culminated in a new 5-year power supply contract priced below the market, the Commission is deeply concerned about the less-than-arm's-length relationship between ULH&P and its affiliated wholesale supplier. It was apparent from the testimony at the hearing that ULH&P's management has embraced deregulating generation, a policy that appears to be in the best interest of CG&E and Cinergy, but not ULH&P's ratepayers. Although this may be inherent in a utility holding company structure, the Commission is committed to assuring that there is no penalty to ULH&P's ratepayers as a result of procuring wholesale power from affiliates. Consequently, the Commission expects ULH&P's next integrated resource plan to include analyses of bids to purchase power from non-affiliated suppliers as well as detailed analyses of constructing generation to lock in prices for the long term. The Commission intends to take all steps necessary to ensure that the northern Kentucky areas served by ULH&P have an assured long-term power supply at the lowest reasonable cost.

Force Majeure

         As discussed above, ULH&P owns neither generating assets nor bulk power transmission facilities, and under normal operating conditions is only interconnected with CG&E. Thus, the wholesale power to be purchased by ULH&P must be a firm product with the lowest potential for supplier non-delivery. Under these conditions, the supplier's non-delivery should be excused only in the most exceptional circumstances.

         The Commission's review of the force majeure definition in the proposed wholesale power sale agreement discloses that the seller may be unnecessarily excused from performance under some circumstances. Particularly troubling is the inclusion in the definition of specific events, such as a fire or a labor dispute, that would seem to automatically trigger a force majeure, even when the seller's performance might not otherwise be impossible. To prevent an unnecessary interruption in ULH&P's power supply, the force majeure definition in paragraph 1.3 of the Power Sale agreement should be revised to eliminate the list of specific events that are automatically included. With this change, the contract definition of force majeure will more closely conform to the definition adopted by the Edison Electric Institute/National Energy Marketers Association in their Model Master Power Purchase & Sale Agreement. 12

Corporate Guaranty

         The parties to this case and Staff spent many months negotiating the new 5-year power contract which is an integral part of ULH&P's proposed Settlement. While the primary goal of that process was to obtain a wholesale supply of power for northern Kentucky at the lowest reasonable cost, a secondary goal was to ensure the reliability of that supply. Clearly, a 5-year wholesale power contract will be of little benefit to ULH&P and its ratepayers unless there is some assurance that the seller will be able to deliver on its supply obligations for the full 5-year term.

         Due to CG&E's historic ownership of generating assets to serve its native load customers, guaranteeing the supplier's performance was not an issue in the past. Now, however, with the expectation that those assets will be transferred to an EWG and then possibly sold, guaranteeing the seller's performance becomes a critical issue. The Commission takes some comfort in the fact that the proposed wholesale power contract, paragraph 9.2, requires the seller to obtain by January 1, 2002 a corporate guaranty from Cinergy. The Commission finds, however, that the guaranty should be obtained now and included with the executed power sale contract as filed with FERC.

         In addition, the Commission has reviewed the draft guaranty, filed in response to a hearing data request, and notes that it includes provisions for future assignment, delegation, or amendment. Since this guaranty is a critical component to assuring the seller's performance, any change to the guaranty may greatly diminish its purpose. Therefore, we find that the corporate guaranty should be revised to provide that any assignment, delegation, or amendment will be subject to prior Commission approval.

                             REPORTING REQUIREMENTS

         To enable the Commission to properly monitor ULH&P's electric earnings during the Settlement, it will be necessary for ULH&P to file additional financial information with its monthly reports. The information will need to be adequate to allow the Commission or the parties to calculate ULH&P's adjusted electric earnings on its T&D portion of operations. To do so requires excluding the wholesale generation and transmission costs and including the imputed revenues, all as described in paragraph 8 of the Settlement. The Commission will allow ULH&P to design the supplement to its monthly report and submit it with its first monthly report filed 30 days after the date of this Order. If the content of the report is not adequate, the Commission will convene an informal conference among the parties to discuss the deficiencies.

                                     SUMMARY

         Based on the evidence of record and being otherwise sufficiently advised, the Commission finds the Settlement as proposed by ULH&P, and agreed to and supported by the parties, is reasonable and should be accepted only if ULH&P agrees to: (I) modify the power sale agreement to eliminate the listing of specific events that constitute a force majeure; (2) modify the power sale agreement to require its filing at FERC to be accompanied by the executed corporate guaranty; and (3) modify the corporate guaranty to require Commission approval of any assignment, delegation, amendment, or termination. ULH&P should file a written notice within 10 days of the date of this Order, setting forth its acceptance or rejection of these modifications. The remaining findings herein are conditioned upon ULH&P's written acceptance of the modifications discussed above.

         Further, the Commission finds that, in accordance with 15 U.S.C. 79Z-Sa(c) and 5a(k)(2), CG&E's proposal to transfer its generating assets to an EWG and the sale of power by that EWG to ULH&P will benefit consumers, does not violate any Kentucky statute or regulation, is in the public interest, and will not provide that EWG any unfair competitive advantage by virtue of its affiliation or association with ULH&P. In addition, the Commission has sufficient regulatory authority, resources, and access to the books and records of ULH&P and the associate, affiliate, and subsidiary companies of Cinergy to exercise its regulatory duties over ULH&P.

         IT IS THEREFORE ORDERED that:

         1. ULH&P's Settlement, as modified in Finding No. I above, is approved and ULH&P shall file a written notice within 10 days of the date of this Order setting forth its acceptance or rejection of those modifications.

         2.The provisions of Ordering Paragraph Nos. 3-8 below are conditioned upon ULH&P's filing of a written notice of acceptance of the modifications listed in Finding No. I above.

         3. ULH&P shall supplement its monthly and annual reports filed with the Commission by filing adequate information to calculate its adjusted earnings after taking into consideration the adjustments described in paragraphs 8 and 9 of the Settlement. The first supplement to ULH&P's monthly report shall be filed with the report submitted for the first full month that ends not less than 30 days after the date of this Order. ULH&P shall continue to file the supplemental information through July 1, 2006.

         4. ULH&P's proposed new rate RTP-M is approved for service rendered on and after January 1, 2002. ULH&P shall file revised tariffs incorporating rate RTP-M within no less than 60 days prior to the effective date of the tariff.

         5. ULH&P shall file, within 10 days of its notice of acceptance of modifications, a revised FAC tariff to freeze its FAC rate at a credit of .2525 cents per KWH until the later of December 31, 2003 or the effective date of ULH&P's next general retail rate adjustment, pursuant to paragraph 8(b) of the Settlement. The revised FAC tariff shall be effective for bills rendered on and after June 1, 2001.

         6. ULH&P's rates shall not be subject to adjustment prior to January 1, 2004 in accordance with paragraphs 8 and 9 of the Settlement.

         7. ULH&P's rates shall not be subject to adjustment prior to January 1, 2007 for changes in wholesale generation and transmission costs in accordance with paragraphs 8 and 9 of the Settlement.

         8. ULH&P's request to withdraw Case No. 2000-426 is granted and that docket is terminated.

         9. The fuel issues under review for the 2-year period of November 1, 1998 through October 31, 2000 in Case No. 2000-517 are resolved by the Settlement, and that case is terminated.

         Done at Frankfort, Kentucky, this 1 1th day of May, 2001.

                                                     By the Commission


ATTEST:


        Director


--------
1 FERC Order 888, FERC Stats. & Regs. # 31,036, p. 31,805 (1996).
2 Direct Testimony of Leigh J. Pefley at 8.
3 Application at 8.
4 This decrease was the subject of Case No. 2000-426, which has been incorporated into this case, and would be terminated as a part of the settlement.
5 ULH&P's last retail electric base rate increase was in Case No. 91-370 (final Order issued May 15, 1992).
6 Direct Testimony of Leigh J. Pefley at 15.
7 Amended application at 4.
8 In RE: Cincinnati Gas & Electric Company, Case Nos. 99-1658-EL-ETP et seq., Public Utilities Commission of Ohio,
2000 Ohio PUC LEXIS 814, August 31, 2000.
9 Amended application at 5 and 6.
10 Transcript of Evidence, March 20, 2001, at 23.
11 Settlement at 10.
12 21 Energy Law Journal No. 2 (2000) at 311.